AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2002
                                                    REGISTRATION NO. 333-_______

                                                                CIK # 0001157384
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6
                    ----------------------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

1.      EXACT NAME OF TRUST:  CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                              SERIES 120


2.      NAME OF DEPOSITOR:    CLAYMORE SECURITIES, INC.

3.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

4.      NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                         Copy to:
               ROBIN K. PINKERTON                 MICHAEL R. ROSELLA, ESQ.
           Claymore Securities, Inc.       Paul, Hastings, Janofsky & Walker LLP
         250 North Rock Road, Suite 150               399 Park Avenue
             Wichita, Kansas 67206                New York, New York 10022
                                                      (212) 318-6800

5.      TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest.

6.      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.

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        The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   SUBJECT TO COMPLETION, DATED MARCH 7, 2002



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                    Claymore Securities Defined Portfolios, Series 120
[Graphic Omitted]
                    National Insured Municipal Bond Portfolio, Series 94

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        A final prospectus for a prior Series of Claymore Securities Defined
Portfolios is hereby incorporated by reference and used as a preliminary prospectus for Claymore Securities Defined Portfolios, Series 120. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited may differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Prospectus
        The following exhibits
        The Signatures

Listed below is the name and registration number of the previous series of Claymore Securities Defined Portfolios, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Claymore Securities Defined Portfolios, Series 120. These final prospectuses are incorporated herein by reference.

               Claymore Securities Defined Portfolios, Series 118
               (Registration No. 333-81826)

1.1     Reference Trust Agreement (to be filed by amendment).

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

4.1     Consent of Independent Auditors (to be filed by amendment).


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 120 has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 7th day of March, 2002.

                                     CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                         SERIES 120, Registrant

                                     By:    CLAYMORE SECURITIES, INC., Depositor

                                     By:           /s/ ROBIN K. PINKERTON
                                        ........................................
                                                   Robin K. Pinkerton



        Pursuant to the requirements of the Securities Act of 1933, the Registration Statement or Amendment to the Registration Statement has been signed below on March 7, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

           Signature                                Title


    BENJAMIN FULTON*                    President and Director

    DAVID HOOTEN*                       Chairman of the Board
                                           of Directors

    ROBIN K. PINKERTON*                 Secretary, Treasurer
                                           and Director


                                                     By:  /s/ ROBIN K. PINKERTON
                                                        ........................
                                                         Robin K. Pinkerton
                                                         Attorney-in-fact*


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* An executed copy of each of the related powers of attorney were filed as
Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.


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